UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 5, 2008

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

CORRIGENDUM TO THE PUBLIC ANNOUNCEMENT DATED 3RD APRIL 2008 FOR THE ATTENTION
OF EQUITY SHAREHOLDERS & BENEFICIAL OWNERS OF THE EQUITY SHARES OF

Patni Computer Systems Limited Regd.Office : S-1A, F–1, Irani Market Compound, Yerawada, Pune - 411 006 Corporate Office : Akruti Softech Park, MIDC Cross Road No.21, Andheri(E), Mumbai - 400 093

This Corrigendum to the Public Announcement dated 3rd April 2008 (“Public Announcement”), is in compliance with, the provisions of Regulation 15(c) read with Regulation 8(1) of SEBI (Buy Back of Securities) Regulations, 1998, as amended (“Buy Back Regulations”). The shareholders/beneficial owners of equity shares of Patni Computer Systems Limited may please note that:

The date of Commencement of Buy Back is postponed to a further date which shall be notified.

All other information and terms of the Buy Back as disclosed in the Public Announcement remain unchanged. The terms used but not defined in this Corrigendum shall have the same meanings assigned to them in the Public Announcement.

The Directors of the Company accept responsibility for the information contained in this Corrigendum.

For Patni Computer Systems Limited

N K Patni	G K Patni	Arun Kanakal
Chairman & CEO	Director	Company Secretary

Place: Mumbai
Date: 30th April 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: May 5, 2008	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary